SilverCrest Provides Second Quarter Operational Results and Conference Call Details
Record Revenue, Treasury Assets Increased by 34% During the Quarter

TSX: SIL | NYSE American: SILV                               For Immediate Release
VANCOUVER, BC – July 11, 2024 – SilverCrest Metals Inc. (“SilverCrest” or the “Company”) is pleased to provide interim operational results for the second quarter of 2024 (“Q2, 2024”) from the Company’s Las Chispas Operation located in Sonora, Mexico. All amounts are expressed in U.S. dollars, unless otherwise noted. Certain amounts shown in this news release may not total to exact amounts due to rounding differences.

Q2, 2024 Operating Highlights
•Recovered 15,303 ounces (“oz”) gold and 1.46 million ounces silver, or 2.68 million silver equivalent (“AgEq”)1 ounces.
•Sold 14,500 ounces gold and 1.45 million ounces silver, or 2.60 million AgEq ounces.
•Generated record revenue of $72.7 million with average realized price of $2,237/oz gold and $27.84/oz silver, price increases of 8% and 19% respectively from Q1, 2024.
•Ended the quarter with treasury assets of $122.3 million, including $98.3 million cash and $24.0 million bullion.

N. Eric Fier, CEO commented, “We are pleased to deliver another strong quarter in regards to production, grades and recoveries at the Las Chispas Operation. Sales in the first half of 2024 of 5.19 million AgEq ounces position us well to deliver on our 2024 annual sales guidance of 9.8 to 10.2 million ounces AgEq. Silver equivalent processed grades of 765 grams per tonne and recoveries of 98.4% tracked above plan, with silver recoveries setting another record for the operation. This, combined with substantial increases in gold and silver prices in the quarter, drove record revenues and a return to growth of treasury assets in the quarter, despite planned higher sustaining capital expenditures. Also, during the quarter our bullion holdings grew 20% to $24.0 million through the addition of 400 ounces of gold and increased metal prices. Treasury assets increased 34%, to total $122.3 million at the end of the quarter, including $98.3 million in cash. We continue to benefit from having two mining contractors at site, with our financial strength allowing for greater operational flexibility in the ramp-up, including continued management of our stockpiles. We look forward to providing more details of our operational and financial performance in early August.”

1 Silver equivalent (“AgEq”) ratio used in this news release of 79.51:1 based on the Las Chispas Operation Technical Report, dated September 5, 2023 with an effective date of July 19, 2023.

Q2, 2024 Operational Highlights

		Three months ended June 30,		Six months ended June 30,
	Unit	2024	2023	2024	2023
Ore mined	tonnes	100,019	74,400	185,756	138,000
Ore milled (a)	tonnes	110,645	107,900	204,018	212,300
Average daily mill throughput	tpd	1,216	1,186	1,121	1,173

Gold (Au)
Average processed grade	gpt	4.36	4.84	4.64	4.46
Process recovery	%	98.6%	98.4%	98.6%	98.0%
Recovered	oz	15,303	16,500	30,022	29,800
Sold	oz	14,500	13,400	29,500	27,600
Average realized price	$/oz	2,237	1,991	2,148	1,933

Silver (Ag)
Average processed grade	gpt	418	449	446	434
Process recovery	%	98.3%	97.9%	98.1%	95.1%
Recovered	million oz	1.46	1.53	2.87	2.82
Sold	million oz	1.45	1.45	2.85	2.81
Average realized price	$/oz	27.84	24.36	25.64	23.70

Silver equivalent (AgEq)
Average processed grade	gpt	765	834	815	789
Process recovery	%	98.4%	98.1%	98.3%	96.4%
Recovered	million oz	2.68	2.84	5.26	5.19
Sold	million oz	2.60	2.52	5.19	5.01
(a) Ore milled includes material from stockpiles and ore mined.

Q2, 2024 Conference Call
The Company’s unaudited condensed interim consolidated financial statements for the three and six months ended June 30, 2024 will be released after market on August 7, 2024.
A conference call to discuss the Company’s Q2, 2024 operational and financial results will be held Thursday, August 8, 2024 at 8:00 a.m. PT / 11:00 a.m. ET. To participate in the conference call, please dial the numbers below.
Date & Time:     Thursday August 8, 2024 at 8:00 a.m. PT / 11:00 a.m. ET

Telephone:    North America Toll Free: 1-800-274-8461
        Conference ID: SILVER (745837)
Webcast:     https://silvercrestmetals.com/investors/presentations/

Qualified Persons Statement
The Qualified Person under National Instrument 43-101 Standards of Disclosure for Mineral Projects for this news release is N. Eric Fier, CPG, P.Eng, CEO for SilverCrest, who has reviewed and approved its contents.

ABOUT SILVERCREST METALS INC.
SilverCrest is a Canadian precious metals producer headquartered in Vancouver, BC. The Company’s principal focus is its Las Chispas Operation in Sonora, Mexico. SilverCrest has an ongoing initiative to increase its asset base by expanding current resources and reserves, acquiring, discovering, and developing high value precious metals projects and ultimately operating multiple silver-gold mines in the Americas. The Company is led by a proven management team in all aspects of the precious metal mining sector, including taking projects through discovery, finance, on time and on budget construction, and production.

FORWARD-LOOKING STATEMENTS
This news release contains “forward-looking statements” and “forward-looking information” (collectively “forward-looking statements”) within the meaning of applicable Canadian and United States securities legislation. These include, without limitation, statements with respect to: the amount of future production of gold and silver over any period; the strategic plans and expectations for the Company’s operation and exploration program; working capital requirements; expected recoveries; expected cash costs and outflows; and the timing of release of the Company’s unaudited condensed interim consolidated financial statements for the three months and six months ended June 30, 2024. Such forward-looking statements or information are based on a number of assumptions, which may prove to be incorrect. Assumptions have been made regarding, among other things: present and future business strategies; continued commercial operations at the Las Chispas Operation; the environment in which the Company will operate in the future, including the price of gold and silver; estimates of capital and operating costs; production estimates; estimates of mineral resources, mineral reserves and metallurgical recoveries and mining operational risk; the reliability of mineral resource and mineral reserve estimates; mining and development costs; the conditions in general economic and financial markets; availability of skilled labour; timing and amount of expenditures related to exploration programs; and effects of regulation by governmental agencies and changes in Mexican mining legislation. The actual results could differ materially from those anticipated in these forward-looking statements as a result of risk factors including: the timing and content of work programs; results of exploration activities; the interpretation of drilling results and other geological data; receipt, maintenance and security of permits and mineral property titles; environmental and other regulatory risks; project cost overruns or unanticipated costs and expenses; fluctuations in gold and silver prices; and general market and industry conditions. Forward-looking statements are based on the expectations and opinions of the Company’s management on the date the statements are made. The assumptions used in the preparation of such statements, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date the statements were made. The Company undertakes no obligation to update or revise any forward-looking statements included in this news release if these beliefs, estimates and opinions or other circumstances should change, except as otherwise required by applicable law.

For Further Information: SilverCrest Metals Inc.
Contact: Telephone: Fax: Toll Free: Email: Website:	Lindsay Bahadir, Manager Investor Relations and Corporate Communications +1 (604) 694-1730 +1 (604) 357-1313 1-866-691-1730 (Canada & USA) info@silvercrestmetals.com www.silvercrestmetals.com
570 Granville Street, Suite 501 Vancouver, British Columbia V6C 3P1